NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 9, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 12, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Veritas DGC Inc. and Compagnie Generale de Geophysique became effective on January 12, 2007. For each share of Common Stock of Veritas DGC Inc. stockholders electing cash will receive, on average, 0.9446 CGV ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election will receive 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately $1.5 billion and approximately 46.1 million shares of CGV ADSs will be paid to Veritas stockholders as merger consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 16, 2007.